
05048880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2005
WASH. D.C. 198 SECTION

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-24948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park View Federal Savings Bank Salary Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

MANUALLY SIGNED

REQUIRED INFORMATION

Item 1-3. The Park View Federal Savings Bank Salary Savings Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

Exhibit 23.1 Consent of Crowe Chizek and Company LLC

Exhibit 23.2 Consent of Meaden & Moore Ltd.

FINANCIAL STATEMENTS

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2004

INDEX

Meaden&Moore

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Park View Federal Savings Bank
Salary Savings Plan and Trust
Solon, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the PARK VIEW FEDERAL SAVINGS BANK SALARY SAVINGS PLAN AND TRUST and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Park View Federal Savings Bank Salary Savings Plan and Trust as of December 31, 2003 were audited by other auditors whose report dated April 6, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Park View Federal Savings Bank Salary Savings Plan and Trust as of December 31, 2004 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The suppplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

May 12, 2005
Cleveland, Ohio



Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Charlotte Chicago Cleveland Columbus Naperville New York Orlando Pittsburgh Wooster

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank
Salary Savings Plan and Trust

	December 31	
	2004	2003
ASSETS		
Cash	$ **282**	$ -
Investments:		
Merrill Lynch Retirement Preservation Trust	**547,187**	-
MFS Government Securitites Fund Class R	**2,853**	-
Merrill Lynch Bond Fund Core Bond Fund Portofio R	**1,460**	-
Merrill Lynch U.S. High Yield Fund R	**112,835**	-
Merrill Lynch Balanced Capital Fund R	**373,569**	-
Merrill Lynch Global Allocation Fund Cl R	**163,042**	-
Merrill Lynch Large Cap Growth Fund R	**3,348**	-
American Funds AMCAP Fund R2	**226,674**	-
Merrill Lynch Basic Value Fund Class R	**109,806**	-
Pimco CCM Mid Cap	**837**	-
Merrill Lynch Cap Value Fund R	**2,586**	-
State Street Research Emerging Growth R	**618**	-
Merrill Lynch New Value Opportunities R	**235,831**	-
American Funds EuroPacific Growth R2	**3,051**	-
Gartmore Investor Destinations Conservative Fund R	**516**	-
Gartmore Investor Destination Moderate Aggressive Fund	**5,032**	-
Gartmore Investor Destination Aggressive Fund	**3,032**	-
Merrill Lynch S&P 500 Index Class A	**410**	-
Merrill Lynch Global Tech Fund R	**125,144**	-
GM MFS Government Securities Fund Class R	**6,370**	-
GM ML Retirement Preservation Trust	**3,525**	-
GM ML Basic Value Fund Class R	**8,332**	-
GM ML Bond Fund Core Bond Portfolio R	**7,153**	-
GM ML Mid Cap Value Fund R	**2,555**	-
GM ML New Value Opportunities R	**2,014**	-
GM Pimco CCM Mid Cap	**2,029**	-
GM American Funds AMCAP Fund R2	**6,395**	-
GM American Funds EuroPacific Growth R2	**7,759**	-
GM State Street Research Emerging Growth	**1,279**	-
PVF Capital Corporate Stock	**2,376,049**	2,284,252
Evergreen Money Market Fund	**-**	365
Park View Federal Savings Bank CD, maturity 7/6/04	**-**	438,381
Park View Federal Savings Bank CD, maturity 2/22/05	**-**	10,803

See accompanying notes.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank
Salary Savings Plan and Trust

	December 31	
	2004	2003
Scudder Technology Fund	-	120,483
Scudder Total Return Fund	-	337,263
Scudder Money Market	-	1,986
Scudder High Income Fund	-	85,839
Scudder Cash Reserves Fund	-	4,359
Scudder Blue Chip Fund	-	4,657
Scudder Global Discovery Fund	-	130,133
Scudder-Dreman High Return Fund	-	155,372
Scudder-Dreman Small Cap Value Fund	-	183,180
Scudder-Dreman Capital Growth Fund	-	198,445
Total Investments	**4,341,291**	3,955,518
Total Assets	**4,341,573**	3,955,518
LIABILITIES	-	-
Net Assets Available for Benefits	**$ 4,341,573**	$ 3,955,518

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank
Salary Savings Plan and Trust

	Year Ended December 31	
	2004	2003
Additions to Net Assets Attributed to:		
Contributions:		
Employer	$ **131,940**	$ 112,962
Employee	**458,497**	391,692
Rollover	**12,038**	-
	602,475	504,654
Interest and dividend income	**105,809**	59,931
Net realized/unrealized gain (loss) on investments	**(80,492)**	874,632
Total Additions	**627,792**	1,439,217
Deductions from Net Assets Attributed to:		
Benefits paid to participants	**240,227**	121,731
Administrative expenses	**1,510**	3,540
Total Deductions	**241,737**	125,271
Net Increase	**386,055**	1,313,946
Net Assets Available for Benefits:		
Beginning of Year	**3,955,518**	2,641,572
End of Year	$ **4,341,573**	$ 3,955,518

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank
Salary Savings Plan and Trust

1 Description of Plan

The following description of The Park View Federal Savings Bank Salary Savings Plan and Trust provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan, which began January 1, 1994, is a defined contribution plan covering all employees of Park View Federal Savings Bank (the Company) who meet the hour and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended effective January 1, 2003. The Amendment allowed participants to contribute from 1% to 50% of their annual wages before taxes.

Eligibility:

All employees of the Company age eighteen and older and who are employed for one year are eligible to participate in the Plan.

Contributions:

Cash or Deferred Option [401(k)] - Participants may elect 1% to 50% of their compensation to be contributed to the Plan by the Company.

Employer Contributions - The Company makes contributions to each eligible participant's account by matching up to 50% of the first 4% contributed by the Participant for the plan year.

Qualified Non-Elective Contributions - The Company may also make a qualified non-elective contribution on a discretionary basis. This additional contribution, if any, will be allocated to only Non-highly Compensated Participants in proportion to each eligible Employee's Compensation as a ratio of all eligible Employees' Compensation.

Profit Sharing Contributions - The Company may also make a profit sharing contribution at its discretion. Such additional contributions, if any, shall be allocated to each Participant in proportion to his or her compensation for the plan year.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

1 Description of Plan, Continued

Participants' Accounts:

401(k) Accounts - Each participant's account is credited with the participant's elective contributions, employer matching contributions, earnings and losses thereon.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in elective deferrals, qualified non-elective contributions and rollover contributions made to the Plan. Participants are vested in company matching contributions and company discretionary contributions according to the following schedule:

Years of Service	%
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Forfeitures:

Forfeitures are used to reduce future employer contributions to the Plan. Forfeitures used during the year ended December 31, 2004 were $1,623.

Participants' Loans:

Participant loans are not permitted under the Plan.

Other Plan Provisions:

Normal retirement age is 65, however, a participant may elect early retirement on or after age 60 with six years of completed service. The Plan also provides for early payment of benefits after reaching age 59-1/2.

1 Description of Plan, Continued

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive a lump-sum distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

2 Summary of Significant Accounting Policies

Basis of Accounting:

The Plan's transactions are reported on the accrual basis of accounting. Marketable securities are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by the Plan's investment broker. Certificates of Deposits and money market funds are stated at cost which approximates market value. Shares of Company common stock are stated at fair value as measured by quoted market prices.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Certain professional fees of the Plan were paid on behalf of the Plan by Park View Federal Savings Bank.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank
Salary Savings Plan and Trust

2 Summary of Significant Accounting Policies, Continued

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Concentration of Credit Risks:

At December 31, 2004, approximately 55% of the Plan's assets were invested in PVF Capital Corp. common stock.

3 Tax Status

On November 27, 2001, the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code. The Plan has been amended; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4 Investments

Investments which constitute more than 5% of the Plan's net assets are:

	2004	2003
Merrill Lynch Retirement Preservation Trust	**$ 547,187**	NA
Merrill Lynch Balanced Capital Fund R	**$ 373,569**	NA
American Funds AMCAP Fund R2	**$ 226,674**	NA
Merrill Lynch New Value Opportunities R	**$ 235,831**	NA
PVF Capital Corporate Stock	**$ 2,376,049**	$ 2,284,252
Park View Federal Savings Bank CD, maturity 7/6/04	**NA**	$ 438,381
Scudder Total Return Fund	**NA**	$ 337,263
Scudder-Dreman Capital Growth Fund	**NA**	$ 198,445

5 Party-in-Interest Transactions

The Plan invests in Company stock, therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the Trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Park View Federal Savings Bank
Salary Savings Plan and Trust

EIN 13-5565207
Plan Number 002

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Merrill Lynch Retirement Preservation Trust	Money Market	N/A	$ 547,187
	MFS Government Securitites Fund Class R	Mutual Fund	N/A	2,853
*	Merrill Lynch Bond Fund Core Bond Fund Portofio R	Mutual Fund	N/A	1,460
*	Merrill Lynch U.S. High Yield Fund R	Mutual Fund	N/A	112,835
*	Merrill Lynch Balanced Capital Fund R	Mutual Fund	N/A	373,569
*	Merrill Lynch Global Allocation Fund Cl R	Mutual Fund	N/A	163,042
*	Merrill Lynch Large Cap Growth Fund R	Mutual Fund	N/A	3,348
*	American Funds AMCAP Fund R2	Mutual Fund	N/A	226,674
*	Merrill Lynch Basic Value Fund Class R	Mutual Fund	N/A	109,806
	Pimco CCM Mid Cap	Mutual Fund	N/A	837
*	Merrill Lynch Cap Value Fund R	Mutual Fund	N/A	2,586
	State Street Research Emerging Growth R	Mutual Fund	N/A	618
*	Merrill Lynch New Value Opportunities R	Mutual Fund	N/A	235,831
	American Funds EuroPacific Growth R2	Mutual Fund	N/A	3,051
	Gartmore Investor Destinations Conservative Fund R	Mutual Fund	N/A	516
	Gartmore Investor Destination Moderate Aggressive Fund	Mutual Fund	N/A	5,032
	Gartmore Investor Destination Aggressive Fund	Mutual Fund	N/A	3,032
*	Merrill Lynch S&P 500 Index Class A	Mutual Fund	N/A	410
*	Merrill Lynch Global Tech Fund R	Mutual Fund	N/A	125,144
	GM MFS Government Securities Fund Class R	Mutual Fund	N/A	6,370
	GM ML Retirement Preservation Trust	Mutual Fund	N/A	3,525
	GM ML Basic Value Fund Class R	Mutual Fund	N/A	8,332
	GM ML Bond Fund Core Bond Portfolio R	Mutual Fund	N/A	7,153
	GM ML Mid Cap Value Fund R	Mutual Fund	N/A	2,555
	GM ML New Value Opportunities R	Mutual Fund	N/A	2,014
	GM Pimco CCM Mid Cap	Mutual Fund	N/A	2,029
	GM American Funds AMCAP Fund R2	Mutual Fund	N/A	6,395
	GM American Funds EuroPacific Growth R2	Mutual Fund	N/A	7,759
	GM State Street Research Emerging Growth	Mutual Fund	N/A	1,279
*	PVF Capital Corporate Stock	Common Stock	N/A	2,376,049
				$ 4,341,291

* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Park View Federal Savings Bank
Salary Savings Plan and Trust

Date: June 24, 2005

By 
Plan Administrator

Exhibit 23.1 Consent of Crowe Chizek and Company LLC



Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FORMS

We hereby consent to the incorporation by reference in the Registration Statement No. 33-97450 on Form S-8 of PVF Capital Corp. of our report dated April 6, 2004, which is included in this Annual Report on Form 11-K of PVF Capital Corp. for the year ended December 31, 2003.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
June 24, 2005

Exhibit 23.2 Consent of Meaden & Moore, Ltd.

Meaden&Moore

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in a Registration Statement on Form S-8 (File Number 33-97450) of our report dated May 12, 2005, on the audit of the financial statements of The Park View Federal Savings Bank for the year ended December 31, 2004.

Meaden + Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

June 24, 2005
Cleveland, Ohio



Meaden & Moore, Ltd.

(A Meaden & Moore Company)

1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511

Akron Charlotte Chicago Cleveland Columbus Naperville New York Orlando Pittsburgh Wooster